Exhibit 99.1

Auryn and Eastmain Announce a C$22.5 Million Equity Financing

Vancouver & Toronto, Canada – August 31, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) and Eastmain Resources Inc. (TSX: ER) (“Eastmain”) are pleased to jointly announce that Auryn has entered into an agreement with a syndicate of Canadian underwriters in connection with a bought deal private placement financing (the "Bought Deal Offering") of an aggregate of 7,500,000 subscription receipts of the Company (the "Subscription Receipts") to raise gross proceeds of C$22,500,000. The Subscription Receipts will be exchanged for common shares of Auryn concurrently with completion of the recently announced transaction whereby Auryn will acquire Eastmain (“Eastmain Transaction”) after spinning-out Auryn’s Peruvian operations to Auryn shareholders. The Eastmain Transaction will create Fury Gold Mines Limited (“Fury Gold”), a leading developer of Canadian gold projects. It will also result in two additional new independent companies holding Auryn’s Peruvian projects. The sale of Subscription Receipts will fulfill a principal condition of the Eastmain Transaction.

A Message from Ivan Bebek, Executive Chairman & Director of Auryn:

“We are excited to welcome these investors as new shareholders of Fury Gold and to position the company with $22.5 million to carry out its aggressive growth plans through exploration and development over the next 12 months. With this financing condition met, we look forward to our planned 50,000-meter drill program commencing this fall to expand the Eau Claire high-grade gold deposit, following the closing of the Eastmain Transaction.”

A Message from Blair Schultz, Interim President & CEO of Eastmain:

“This financing is a big step forward for Eastmain as we prepare to become Fury Gold Mines shareholders. Fury is creating a Canadian focused gold company, well positioned to capitalize on the opportunities at Eau Claire and across its pipeline of high-grade gold assets.”

The Subscription Receipts are being concurrently sold in two tranches. The first tranche of Subscription Receipts will be issued at a price of C$2.00per Subscription Receipt for gross proceeds of C$5,000,000 and the second tranche of Subscription Receipts will be issued at the higher price of C$3.50 per Subscription Receipt (the “FT Price”) and will be exchanged for Fury Gold shares, which are designated as flow through shares as described below. Pricing of the Subscription Receipts reflects that the Fury Gold common shares, into which both tranches of the subscription receipts will be exchanged on a basis of one Subscription Receipt into one common share of Fury Gold, are as constituted after the spinout of Auryn’s Peruvian projects and common share consolidation. Therefore, the subscription receipts do not participate in the spin-outs and will not be consolidated.

Common shares that qualify as “flow-through shares” require the Company to renounce in favour of the investors who paid the FT Price certain Canadian income tax deductions which the Company incurs by spending the proceeds on qualifying Canadian exploration expenses. The Company does not have any near term need for these income tax deductions and shares designated as “flow through shares” are otherwise identical to the Company’s other common shares. The flow through obligations will be met when the Company completes its planned drill program at the Eau Claire project in Quebec.

Further details regarding the Eastmain Transaction including its principal completion conditions can be found in the Company’s and Eastmain’s joint news release dated July 29, 2020. The Bought Deal Offering is scheduled to close on September 24, 2020 and is subject to customary completion conditions including, but not limited to, the receipt of certain professional opinions and the approval of the TSX and NYSE American stock exchanges.

These securities will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

ON BEHALF OF THE BOARD OF DIRECTORS OF EASTMAIN RESOURCES INC.

Blair Schultz
Interim President and CEO

For further information please contact:

Auryn Resources
Natasha Frakes, Manager of Corporate Communications
778-729-0600
info@aurynresources.com

Eastmain Resources
Blair Schultz, Interim President and CEO
647-347-3735
bschultz@eastmain.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company built a portfolio of six projects in Canada and Peru containing gold, silver and copper resources and exploration targets. On July 29, 2020, Auryn announced its intention to spin out its Peruvian assets into two new companies and acquire Eastmain Resources, creating a Canadian gold-focused exploration and development company to be renamed as Fury Gold Mines. The Company’s two flagship Canadian properties are the Committee Bay gold project in Nunavut and Homestake gold project in British Columbia for which an amended preliminary economic assessment was filed effective June 24, 2020. Upon closing of the spinout and acquisition transactions, expected in October 2020, Fury Gold’s three core assets will comprise of Eau Claire in Quebec, Committee Bay and Homestake Ridge. Auryn shareholders, invested prior to the completion of the transactions, will become shareholders of Fury and will also receive shares in the two new Canadian spin out companies, one holding the Sombrero copper-gold project, and the other holding both the Curibaya silver-gold project and Huilacollo gold project. Auryn's technical and management teams have an impressive track-record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability. For more information on the company and the transactions, please visit www.aurynresources.com.

About Eastmain

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. Eastmain holds a 100%-interest in the Clearwater Property, host of the Eau Claire Project, for which it issued a Preliminary Economic Assessment (“PEA”) in May 2018, and the Percival Discovery made in November 2018. Eastmain is also the operator of the Éléonore South Joint Venture, located immediately south of Newmont’s Éléonore Mine, which hosts the Moni/Contact Trend Discovery (2017)

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed "forward-looking statements". Forward looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition, title to mineral concessions and relating to the Bought Deal Offering, including the use of proceeds and expected closing date, and relating to the Eastmain Transaction. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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